WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

May 14, 2019

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on April 1, 2019 regarding the Trust’s Post-Effective Amendment No. 685, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 22, 2019 for the purpose of registering shares of the WisdomTree Modern Tech Platforms Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.45%

1	“Other Expenses” are based on estimated amounts for the current fiscal year.

May 14, 2019

2.	Comment: Please confirm that WisdomTree Asset Management does not plan to recoup any waived advisory fees or expenses reimbursed.

Response: Confirmed. The fee waiver has been removed, and the Fund’s Fee Table is set forth above in the Comment 1 response.

3.	Comment: Please provide the Staff with the index methodology prior to launching the Fund.

Response: The Registrant has provided the Staff with the index methodology via email.

4.	Comment: Please note that the term “Tech” represents a focus on investments in a particular sector and is covered by Rule 35d-1(a)(3)(i) (the “Names Rule”) and the applicable 80% test.

Response: Please note the following language, located in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Prospectus:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., investments connoted by its Index). The Fund anticipates meeting this policy because, under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, such as depository receipts based on component securities.

In addition, the following language is included in the “Investment Limitations – Non-Fundamental Policies” section of the Statement of Additional Information:

The Fund has adopted a non-fundamental investment policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the component securities of the Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.

5.	Comment: Please provide a clear definition of “modern tech platform” companies and examples of how the Registrant determines if a company qualifies as a “modern tech platform”.

Response: The Registrant has revised the second paragraph of the “Principal Investment Strategies of the Fund” to the following (new language in bold):

The Index is designed to provide exposure to companies listed on a U.S. or European stock exchange, which generate revenue from business lines active in modern platforms or digital marketplaces based upon several factors such as: (i) business model; (ii) customer or participant relationship; and (iii) revenue source. Eligible businesses include platform types such as the following: payment, social networking, social gaming, communication, content and development. A modern

May 14, 2019

platform business is a multi-sided business model focused on creating value by facilitating interactions between two or more interdependent groups through technology. These businesses are positioned to benefit from the “network effect,” which is the positive effect on the value of a good or service as the number of customers or participants increases.

6.	Comment: Please provide the Staff with additional information about the “weight” being given to the average share and daily dollar trading volumes.

Response: To be eligible for inclusion in the Index, companies must have a float-adjusted market capitalization of at least $2 billion and an average daily dollar volume of at least $1,000,000 for each of the three months preceding the Index Screening Date. If a company does not meet these criteria, it is not included in the Index. Hence, these items are “screening” criteria, not “weighting” criteria. The Index components are equally weighted in the Index during the annual rebalance/reconstitution of the Index.

7.	Comment: In the fourth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus, please briefly describe what a “volume factor adjustment” is in plain English.

Response: The last sentence of the fourth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus has been revised as follows:

The Index methodology applies a volume factor adjustment such that the weight of component securities within the Index with a lower trading volume are reduced, and the reduction in weight is reallocated pro rata among the other securities as of the annual Index screening date.

8.

Comment: The Staff notes that the principal sectors in which the Fund invests have not yet been included, however, it seems that the Fund will be concentrated in the technology sector. Accordingly, please add the Technology sector and the associated risks to the “Principal Investment Strategies of the Fund” and “Principal Risks of Investing in the Fund” sections of the Prospectus.

Response: The last sentence of the fifth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus has been revised as follows:

As of May 1, 2019, a significant portion of the Index is comprised of companies in the Communication Services, Consumer Discretionary, Financials and Information Technology sectors.

Additionally, each of the associated sector risk disclosures have been added to the “Principal Risks of Investing in the Fund” and “Additional Principal Risk Information About the Fund” sections of the Prospectus.

May 14, 2019

9.

Comment: In the “Principal Risks of Investing in the Fund” section of the Prospectus, please re-order the principal risks so that the risks are listed in accordance with the level of risk specific to the Fund.

Response: The Registrant confirms that each of the risks described under “Principal Risks of Investing in the Fund” is a principal risk of the Fund and relevant to investors. The Registrant, however, respectfully declines to make the requested change to the ordering of these principal risks. The Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. Further, the Registrant believes that ordering the risks alphabetically facilitates the investor’s ability to identify, review, and compare principal risks across funds. Finally, the Registrant believes that seeking to order risks based on an inherently subjective determination of each risk’s relative risk to the Fund is potentially misleading.

10.	Comment: Please include specific risks relating to investing in technology companies and focus on technology platform risks, including risks of investing in network-type technology companies.

Response: The Registrant has added the requested disclosures to Item 4 and Item 9 of the Prospectus.

11.

Comment: Please confirm if the Fund intends to invest in emerging markets securities, and if so, please include the appropriate disclosures in the “Principal Investment Strategies of the Fund” and “Principal Risks of Investing in the Fund” sections of the Prospectus.

Response: The Index universe is defined by the country of listing (i.e., U.S. or Europe), but such U.S. or European listed companies could be domiciled or incorporated in emerging markets countries. Accordingly, a statement has been added to this effect in the “Principal Investment Strategies of the Fund” section of the Prospectus and, due to the current composition of the Index and the inclusion of companies in emerging markets, the corresponding emerging market risk has been added to the “Principal Risks of Investing in the Fund” and “Additional Principal Risk Information About the Fund” sections of the Prospectus.

12.

Comment: Please include a European concentration risk since the “Principal Investment Strategies of the Fund” section of the Prospectus indicates that the Fund can invest in companies listed on a European stock exchange.

Response: The Registrant respectfully declines to add the requested risk disclosure. Although a company could be included in the Index if it is listed on a European stock exchange, based on the current Index composition, the Index is not significantly comprised of European companies. As a result, European concentration risk is not currently a principal risk of investing in the Fund.

May 14, 2019

13.

Comment: Please include “Small-Capitalization Investing Risk” in the “Principal Risks of Investing in the Fund” section of the Fund’s Prospectus since the Fund anticipates investing in companies with minimum market capitalizations of $2 billion.

Response: The Registrant respectfully declines to add the requested risk disclosure. Although the Index requires a market capitalization of at least $2 billion to be eligible for inclusion, based on the current Index composition, securities of small-capitalization companies are not a principal investment strategy of the Fund. As a result, small-capitalization investing risk is not currently a principal risk of investing in the Fund.

14.	Comment: Please indicate who will serve as the Fund’s Sub-Adviser and Portfolio Managers via correspondence.

Response: The following disclosure has been added to the Prospectus:

The Fund is managed by Mellon Investments Corporation’s Equity Index Strategies Portfolio Management team. The individual members of the team jointly and primarily responsible for the day-to-day management of the Fund’s portfolio are described below:

Karen Q. Wong, CFA, a Managing Director, Head of Index Portfolio Management, has been a portfolio manager of the Fund since its inception.

Richard A. Brown, CFA, a Managing Director, Co-Head of Equity Index Portfolio Management and Senior Portfolio Manager, has been a portfolio manager of the Fund since its inception.

Thomas J. Durante, CFA, a Managing Director, Co-Head of Equity Index Portfolio Management and Senior Portfolio Manager, has been a portfolio manager of the Fund since its inception.

15.	Comment: In accordance with Form N-1A, in Item 9, please include a more robust description of the Fund’s Item 4 investment strategy disclosure.

Response: The Registrant has revised Item 9 to provide a more robust description of the Fund’s Item 4 investment strategy disclosure.

* * * * *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar
Ryan M. Louvar Secretary

cc:	Joanne Antico, Esq. (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)